Exhibit 99.22

Notice to ASX

Rio Tinto Exploration Update – copper-gold mineralisation discovered in the Paterson Province in the far east Pilbara region of Western Australia

27 February 2019

Rio Tinto has discovered copper-gold mineralisation at the Winu project in the Yeneena Basin of the Paterson Province in Western Australia. The Winu project is located approximately 130 km north of the Telfer mine and 350 km southeast of Port Hedland.

The discovery was made by Rio Tinto Exploration (RTX) who are conducting a program targeted at finding copper mineralisation in the Paterson Province. The exploration program consisted of eight reverse circulation (RC) and twenty diamond holes drilled on exploration licence E45/4833 between December 2017 and the end of 2018, totalling 13,286 metres (1,473 m RC and 11,813 m diamond). Assays for all RC holes and fourteen diamond holes were received and validated at the time of preparing this release. Assays are pending for the remaining six diamond holes (partially or totally); partial results are included for two holes. Diamond drilling recommenced in mid-January 2019. Four holes have been completed for 1,409 metres during 2019 and are pending assay results.

Assay results to date indicate relatively wide intersections of copper mineralisation associated with gold and silver. Vein style copper, gold and silver mineralisation beneath relatively shallow cover which ranges from 50 to 100 m. The mineralisation remains open at depth and to the east, north and south.

While results are encouraging, the exploration project is still at an early stage and drilling to date does not allow sufficient understanding of the mineralised body to assess the potential size or quality of the mineralisation nor to enable estimation of a Mineral Resource. The assessment and interpretation of existing data is ongoing and will be used to help guide the drilling in 2019.  Significant mineralised drill hole intercepts above 0.4% Cu or 0.4 g/t Au are shown in Table 1 below. More detailed mineralised intercepts are provided in Table 2.

Table 1:Significant mineralised drill hole intercepts >0.4% Cu or >0.4 g/t Au

Drill hole	Down hole (m)		Down hole length (m)	Copper (Cu %)	Gold (Au g/t)	Silver (Ag g/t)
	From	To
RC17PAW0001	70	174	104	0.80	0.28	4.35
RC17PAW0002	193	204	11	0.47	0.21	2.60
RC18WIN0002	105	123	18	0.45	0.31	2.80
RC18WIN0002	158	219	61	0.57	0.52	4.23
RC18WIN0003	77	148	71	1.02	0.49	5.14
WIDI0007	60	120	60	1.03	1.22	4.30
WINU0001	135	156	21	1.00	0.72	7.58
WINU0001	163	174	11	0.80	0.39	4.81
WINU0003	140	579	439	0.42	0.32	2.45
WINU0003	656	664	8	0.50	0.38	2.23
WINU0003	710	719	9	0.48	0.67	2.19

Drill hole	Down hole (m)		Down hole length (m)	Copper (Cu %)	Gold (Au g/t)	Silver (Ag g/t)
	From	To
WINU0004	88	233	145	0.43	0.48	3.09
WINU0006	68	809	741	0.45	0.52	2.94
WINU0007	244	274	30	0.40	0.21	2.40
WINU0007	318	663	345	0.41	0.31	2.68
WINU0008	197	214	17	0.77	0.76	4.56
WINU0009	179	191	12	0.54	0.36	3.75
WINU0009	604	619	15	0.76	0.25	4.71
WINU0010	122	135	13	0.71	0.54	3.66
WINU0010	222	257	35	0.97	0.46	6.50
WINU0011	276	775	499	0.40	0.20	2.33
WINU0012	95	241	146	0.43	0.39	2.81
WINU0013	91	160	69	0.51	0.26	3.94
WINU0013	215	687	472	0.43	0.35	2.69
WINU0014	78	99	21	0.41	0.11	2.30
WINU0014	110	121	11	0.45	0.19	1.91
WINU0014	185	377	192	0.40	0.37	2.69
WINU0014	450	465	15	1.08	0.49	5.10
WINU0015	100	211	111	0.41	0.22	2.53
WINU0015	226	263	37	0.69	0.23	2.41
WINU0017	326	522	196	0.46	0.23	2.60
WINU0018	213	456	243	0.36	0.21	2.25
WINU0019	100	204	104	0.57	0.56	3.37
WINU0024	97	258	161	0.57	0.46	3.25

The Winu exploration camp is located approximately 200 km by gravel and sand track from the Great Northern Highway. The camp is a seven hour drive from Port Hedland, which poses a significant safety risk. A gravel airstrip is being constructed at Winu for emergency response purposes. In addition, the sand section of the track will be upgraded for logistics supply purposes.

In conjunction with the ongoing work at Winu, RTX will continue to explore its adjacent wholly owned licences and joint venture licences within the Paterson Province.

Information on the criteria listed in the JORC Table 1 checklist in The Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code, 2012 Edition) relating to these exploration results is attached to this release.

Project History

The Winu project is located within the Exploration Licence E45/4833 which lies within both the Nyangumarta and Martu Native Title Determination areas. It is approximately 130 km north of the Telfer deposit in the Paterson Province of WA (Figure 1). Target generation began in 2016 with regional interpretation, area selection, tenement application followed by additional geophysical surveys in 2017.  The ground target testing began in late 2017 with the completion of two RC drill holes.

An 80-person temporary exploration camp was constructed in stages throughout 2018.

Competent Persons Statement

The information in this report that relates to Exploration Results is based on information compiled by Dr Jacques Batumike Mwandulo who is a Member of the Australasian Institute of Mining and Metallurgy (MAusIMM) and has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity to which he is undertaking to qualify as a competent person as defined in the 2012 edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Dr Jacques Batumike Mwandulo is a full-time employee of Rio Tinto Exploration and consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

Table 2: Detailed intercepts above >0.2% Cu or 0.2 g.t Au

Drill hole	Down hole (m)		Down hole length (m)	Copper (Cu %)	Gold (Au g/t)	Silver (Ag g/t)
	From	To
RC17PAW0001	70	174	104	0.80	0.28	4.35
RC17PAW0001 incl	72	83	11	2.23	0.24	8.44
RC17PAW0001 incl	143	174	31	1.13	0.35	7.02
RC17PAW0002	71	79	8	0.74	0.31	3.23
RC17PAW0002	98	144	46	0.44	0.29	2.21
RC17PAW0002 incl	98	120	24	0.50	0.32	2.14
RC17PAW0002	173	182	9	0.44	0.53	1.80
RC17PAW0002	193	204	11	0.47	0.21	2.60
RC18WIN0001	118	133	15	0.24	0.18	0.76
RC18WIN0001	190	204	14	0.24	0.23	1.08
RC18WIN0002	105	123	18	0.45	0.31	2.80
RC18WIN0002	158	219	61	0.57	0.52	4.23
RC18WIN0003	77	148	71	1.02	0.49	5.14
RC18WIN0003 incl	77	90	13	2.07	0.52	5.52
RC18WIN0003 incl	104	136	32	1.15	0.53	6.59
WB18WIN0002	98	111	13	0.20	0.12	1.40
WB18WIN0002	130	142	12	0.27	0.20	1.76
WIDI0007	60	120	60	1.03	1.22	4.30
WIDI0007 incl	82	102	20	1.05	1.96	5.33
WIDI0007 incl	105	120	15	1.94	0.85	4.63
WINU0001	75	481	406	0.29	0.24	1.90
WINU0001 incl	135	156	21	1.00	0.72	7.58
WINU0001 incl	163	174	11	0.80	0.39	4.81
WINU0003	140	579	439	0.42	0.32	2.45
WINU0003 incl	157	174	17	0.81	0.36	5.01
WINU0003 incl	194	206	12	0.57	0.59	3.44
WINU0003 incl	299	306	7	0.98	0.54	4.40
WINU0003 incl	315	321	6	2.78	0.78	17.31
WINU0003 incl	452	481	29	0.76	0.40	3.84
WINU0003	656	664	8	0.50	0.38	2.23

Drill hole	Down hole (m)		Down hole length (m)	Copper (Cu %)	Gold (Au g/t)	Silver (Ag g/t)
	From	To
WINU0003	710	719	9	0.48	0.67	2.19
WINU0004	88	233	145	0.43	0.48	3.09
WINU0004 incl	88	94	6	4.69	2.52	26.41
WINU0006	46	809	763	0.44	0.65	2.88
WINU0006 incl	46	100	54	0.25	5.43	1.75
WINU0006 incl	111	304	193	0.83	0.47	5.49
WINU0006 incl	339	350	11	1.60	1.06	11.36
WINU0006 incl	478	491	13	0.79	0.40	5.42
WINU0006 incl	520	528	8	0.87	0.57	5.84
WINU0006 incl	625	635	10	0.77	0.34	5.83
WINU0006 incl	729	735	6	0.99	0.64	3.27
WINU0007	211	218	7	0.43	0.12	3.13
WINU0007	244	274	30	0.40	0.21	2.40
WINU0007	278	283	5	0.42	0.17	3.13
WINU0007	285	292	7	0.61	0.20	3.15
WINU0007	318	663	345	0.41	0.31	2.68
WINU0007 incl	338	348	10	1.66	0.27	11.34
WINU0007 incl	417	430	13	0.99	0.19	6.80
WINU0007 incl	529	546	17	0.37	1.43	2.26
WINU0007 incl	576	590	14	0.65	0.19	3.13
WINU0008	96	358	262	0.27	0.30	1.61
WINU0008 incl	197	214	17	0.77	0.76	4.56
WINU0009	73	83	10	0.24	0.04	0.76
WINU0009	104	326	222	0.20	0.18	1.40
WINU0009 incl	113	120	7	1.06	0.37	3.22
WINU0009 incl	165	172	7	0.53	0.59	3.44
WINU0009 incl	179	191	12	0.54	0.36	3.75
WINU0009	338	662	324	0.25	0.16	1.48
WINU0009 incl	344	349	5	0.86	0.27	3.79
WINU0009 incl	604	619	15	0.76	0.25	4.71
WINU0010	109	474	365	0.27	0.24	1.64
WINU0010 incl	122	135	13	0.71	0.54	3.66
WINU0010 incl	222	257	35	0.97	0.46	6.50
WINU0011	112	130	18	0.22	0.74	0.81
WINU0011	276	775	499	0.40	0.20	2.33
WINU0011 incl	556	570	14	1.25	0.52	8.66
WINU0011 incl	627	648	21	0.98	0.28	5.88
WINU0011 incl	696	719	23	1.03	0.24	4.37
WINU0012	94	396	302	0.25	0.27	1.55
WINU0012	95	241	146	0.43	0.39	2.81
WINU0013	91	160	69	0.51	0.26	3.94
WINU0013	215	687	472	0.43	0.35	2.69
WINU0014	78	99	21	0.41	0.11	2.30
WINU0014	110	121	11	0.45	0.19	1.91

Drill hole	Down hole (m)		Down hole length (m)	Copper (Cu %)	Gold (Au g/t)	Silver (Ag g/t)
	From	To
WINU0014	161	170	9	0.46	0.29	2.73
WINU0014	185	377	192	0.40	0.37	2.69
WINU0014	399	408	9	0.51	0.29	2.49
WINU0014	450	465	15	1.08	0.49	5.10
WINU0015	94	496	402	0.24	0.18	1.18
WINU0015	100	211	111	0.41	0.22	2.53
WINU0015	226	263	37	0.69	0.23	2.41
WINU0017	326	522	196	0.46	0.23	2.6
WINU0018	213	456	243	0.36	0.21	2.25
WINU0019	100	204	104	0.57	0.56	3.37
WINU0024	97	258	161	0.57	0.46	3.25
WINU0024 incl	97	117	20	1.01	1.10	3.78
WINU0024 incl	191	226	35	0.74	0.39	4.64

Figure 1:  Location map of the Winu project

Figure 2:  Drill collar location plan for Winu with section line locations

Figure 3:  Cross sections through Winu mineralisation

Winu Project: JORC Table 1

The following table provides a summary of important assessment and reporting criteria used at the Winu project ifor the reporting of Exploration Results in accordance with the Table 1 checklist in The Australasian Code for the Reporting of Exploration Results, Mineral Resources and Ore Reserves (The JORC Code, 2012 Edition). Criteria in each section apply to all preceding and succeeding sections.

SECTION 1 SAMPLING TECHNIQUES AND DATA

Criteria	Commentary
Sampling techniques

•Reverse circulation drilling samples were collected from a cone split on the cyclone on a 1-m interval. The sample consisted of the 10% of the drilled meter and its weight varied from 2 to 5 kg. Heavy samples were split manually using a single tier riffle splitter to produce a manageable sample weight.

•PQ and HQ diamond core was drilled on a 6-m run. The core was cut using an automated core-cutter and sample was collected on a 1-m interval half core.

Drilling techniques

•The drilling consisted of reverse circulation with face sampling bit and triple tubed diamond drilling from surface.

•The drill holes were generally cased from 30 m progressing from PQ to HQ at 160 m on average; however, exact depths vary from hole to hole.

•The core was oriented using the ACT III RD tool. At the end of each run, the low side of the core was marked by the drillers and this was used at the site for marking the whole drill core with a reference line.

Drill sample recovery

•Core recovery was measured and recorded continuously from the start of casing to the end of the hole for every drill hole. Each run of 6 m length was marked by a core block which provided the depth, the core drilled and the core recovered.

•Generally the core recovery was >99%.

•RC samples were weighted, the hole was flushed after each 1m sample and the sample weights were compared for identify any loss. Generally, the sample weights were comparable.

Logging

•Detailed descriptions of core were logged qualitatively for lithological composition and texture, structures, veining and sulphide composition. In addition, a quantitative estimate was also done for some minerals including sulphides.

•Structural and geotechnical measurements were also recorded and uploaded into Acquire.

•All the drilled holes were logged before sampling.

•The core was photographed both dry and wet inside the core trays.

•The logging of the RC chips was done after sieving and washing of the material collected from the cyclone.

Sub-sampling techniques and sample preparation

•Diamond core was sawn into two, and half was collected in bag and submitted for analysis, the other half was kept in tray and stored. The core was sampled at 1m intervals with breaks for major geological changes. Intervals generally range from 0.5 m to 1m.

•The diamond half core and RC samples were sent to ALS laboratory, where they were dried and crushed to 2mm with 70% pass and then split using a rotary splitter to produce a 750 g sub-sample. The crushed sub-sample was pulverised with 85% passing 75 um using a LM2 mill and a 30 to 50 g sample taken for analysis.

•A portion of the 2mm sized material was used for VNIR/SWIR spectra readings, which were sent to AusSpec for interpretation.

•Duplicates samples were collected at each stage of the preparation, with a rate of 1:50 (field supplicates) or 1:20 (crush and pulp duplicates) samples. Duplicate results show acceptable levels of precision for the style of mineralisation.

•Sample sizes are considered appropriate for the style of mineralisation.

Quality of assay data and laboratory tests

•All samples were submitted to ALS Laboratory in Perth.

•51 elements were analysed using 4-acid digestion followed by ICP-OES/MS measurements, including qualitative Au, Pt and Pd.

•30 to 50g of sample were used for Au analysis by fire assay with AAS finish.

•Portable XRF analysis on pulp for Cr, Nb, S, Si, Ta, Ti, Y and Zr was done using a Delta and Vanta Olympus instrument.

•Quality control samples consisted of field duplicates (1:50), crush duplicates (1:20), pulp duplicates (1:20), blanks (1:20) and certified reference materials (3:100). All the results were checked in Acquire database before being used, and all the analysed batches performed within acceptable accuracy and precision limits for the style of mineralisation. No material contamination was noted in the laboratory process.

Verification of sampling and assaying

•All the sample intervals were visually verified using high quality core photography through Imago, and some selected samples were taken inside the mineralised interval for optical microscopy by qualified petrologists.

•No adjustment was done on the assay data that are electronically uploaded from the laboratory to the database.

•The drill core logging is managed by a computerised system and strict validation steps were followed.

•The data are stored in a secured database with restricted access.

•There are two twinned holes (one RC and one diamond) that were drilled for validation of the assays. The results from these holes indicate that there is no bias present due to drilling method.

•In addition, a systematic analysis of duplicate samples was carried out at each stage of sampling including field, crush and pulp duplicates. The results from the duplicates were within acceptable range for this type of mineralisation. The results from blanks did not indicate contamination during the laboratory procedure.

Location of data points

•Drill hole collars were surveyed using a handheld Garmin GPS with an accuracy of 5 m and the data were recorded on a spread sheet and uploaded into an Acquire database, pending more accurate surveying to be done in 2019.

•The topography is relatively flat with average elevation of 240 m.

•The data for the collars are provided in the Geocentric Datum of Australia (GDA94 zone 51).

•Downhole surveys were completed every 10, 25 or 50 m using a Reflex EZ Gyro or Reflex SPRINT-IQ.

Data spacing and distribution

•The drill hole spacing is 130 to 150 m across strike by 300 m along strike (between lines).

•The current drilling does not provide sufficient information for estimation of a Mineral Resource.

•The intercepted mineralisation is still open to the east, north, south and at depth and further drilling will continue during 2019.

•The reported results are from eight RC holes and sixteen completed diamond drill holes, including partial results for two 2018 diamond drill holes.

•Figure 2 illustrates all 2018 drillholes, including those pending assay results, as well as the 4 diamond drill holes which have been drilled in 2019 and are also pending results.

•Ten drill holes were abandonded prior to reaching mineralisation as a result of drilling difficulties in the Permian cover sequence. These drill holes are not included in this release.

•No compositing has been applied to the samples.

Orientation of data in relation to geological structure	•Drilling is mainly orientated perpendicular to the main structural trend of the area; however, there are multiple mineralisation events and there is insufficient data to confirm the geological model.
Sample security

•Samples in calico bags are stored on site in enclosed stillages and transported via road on trucks from the site to ALS laboratory in Perth via Port Hedland entrepot (owned by Centurion, CFG Group).

•The diamond sample intervals were verified against the recorded core lost in the drilling pods.

•Sample numbers were generated directly from the database after validation by visual observation of core.

•Each sample was given a barcode at the laboratory and the laboratory reconciles the received sample list with physical samples. Barcode readers were used at the different stages of the analytical process.

•The laboratory uses a LIMS system that further ensures the integrity of the results.

Audits or reviews

•No external audits have been performed at this early stage of the project.

•The database containing the data related to all Rio Tinto exploration programs is internally checked and reviewed periodically and no issue has been found for the reported data.

SECTION 2 REPORTING OF EXPLORATION RESULTS

Criteria	Commentary
Mineral tenement and land tenure status

•All Rio Tinto Exploration tenements are kept with respect to the legislation in terms of obligations including minimum expenditure. This project is located within Exploration Licence E45/4833, which is 100 % owned by RTX and expires on the 12th of October 2022.

Exploration done by other parties	•No exploration has been carried out in the Winu area prior to RTX work in 2016.
Geology

•The prospect is located on the Anketell Shelf of the Yeneena Basin, a Neoproterozoic sequence of metasedimentary rocks and granitoids that is entirely covered by Phanerozoic sediments, up to 100 m thick in the Winu area.

•The main lithologies intercepted by the current drilling at Winu include metasedimentary rocks (quartzites, metasandstones, metasiltstones and metapelites), unmetamorphosed sedimentary cover rocks (conglomerates, arkoses, psammites and mudstones), granite and dolerite. Host rocks to copper-gold mineralisation are fine to medium-grained subarkosic metasandstones and biotite-rich metasiltstones.

•The mineralisation is predominantly vein controlled. Sulphides include chalcopyrite, chalcocite, pyrite, pyrrothite, molybdenite, bornite, scheelite, bismuthite and wulframite. At least six generations of veins are identified and characterised each by different mineralogical assemblages and textures. The main mineralisation event is associated with quartz-sulphide (K-feldspar) and sulphide-carbonate veins with dominantly K-feldspar, muscovite, biotite and/or chlorite wallrock alteration.

•Primary sulphide mineralisation is overlain by a supergene blanket containing secondary copper minerals as well as native copper in places.

Drill hole Information	•Appendix 1 provides details of drill hole coordinates, orientations and length for all drill holes, including those pending validated results.
Data aggregation methods	•The average grades presented in this report are all length-weighted averages above a 0.2% Cu, 0.2 g/t Au, 0.4% Cu or 0.4 g/t Au cut-off as noted.
Relationship between mineralisation widths and intercept lengths	•Insufficient data is available to confirm the geological model and as such all results are reported in apparent width; the true width is still unknown.

Diagrams	•Plans are included in the release as below: •Location Map (Figure 1), Drillhole collar plan (Figure 2) and Winu Cross sections (Figure 3 and Figure 4)
Balanced reporting	•This is the first release of available exploration results for this deposit. •Results for all available holes are reported.
Other substantive exploration data

•Specific gravity measurements were taken on 20 cm of solid core for every 20 m, representing different lithologies and mineralised intervals. The measurement used the hydrostatic/gravimetric method (Archimeds Principle of buoyancy).

•Magnetic susceptibility was measured for each sample using KT-10 (kappameter) instrument.

•Geophysical surveys were carried out over the deposit area including airborne electromagnetics, ground gravity, induced polarisation/resistivity, passive seismic, and downhole density, gamma, conductivity, resistivity, induced polarisation, magnetic susceptibility and acoustic televiewer.

•Geometallurgical characterisation was conducted on the first RC holes, which indicated satisfactory results however further tests are required to confirm potential recovery.

•WorldView2 images were acquired for help in better planning and reporting of the exploration program.

Further work

•RTX is still evaluating and interpreting the results from the 2018 work program which will help guide further work in 2019.

•The results presented here indicate the mineralisation is not closed off by the 2018 drilling.

•Preliminary metallurigical test work is planned for 2019.

•In addition to the ongoing work at Winu, RTX will conduct exploration within the broader Paterson Province on its wholly owned licences and joint venture licences during 2019.

Appendix 1Drill hole coordinates, orientations and depths

The data for the collars are provided in the Geocentric Datum of Australia (GDA94 zone 51)

Drill hole	Easting (mE)	Northing (mN)	Elevation (mRL)	Down hole depth (m)	Dip	Azimuth	Hole type	Hole Status
RC17PAW0001	369093.00	7708170.00	246.00	174	60	260	RC	Assays Received
RC17PAW0002	369020.00	7708163.00	245.00	216	60	260	RC	Assays Received
RC18WIN0001	369390.00	7708180.00	248.00	213	70	260	RC	Assays Received
RC18WIN0002	368936.00	7708477.00	249.00	246	70	80	RC	Assays Received
RC18WIN0003	369104.00	7707867.00	245.00	150	70	260	RC	Assays Received
WB18WIN0001	370866.00	7707009.00	248.00	141	90	0	RC	Abandoned
WB18WIN0002	368808.00	7708143.00	246.00	150	90	0	RC	Assays Received
WIDI0007	369110.00	7707564.00	248.00	120	90	0	RC	Assays Received
WINU0001	369088.00	7708169.00	245.00	600.8	60	260	DD	Assays Received
WINU0002	369242.00	7708179.00	248.00	56.2	60	260	DD	Abandoned
WINU0003	369241.00	7708178.00	246.00	770.4	60	260	DD	Assays Received
WINU0004	369102.00	7707867.00	245.00	520.1	60	260	DD	Assays Received
WINU0005	368944.00	7708166.00	245.00	147.9	60	80	DD	Abandoned
WINU0006	368939.00	7708158.00	245.00	809.8	60	80	DD	Assays Received
WINU0007	369402.00	7707881.00	245.00	723.6	60	260	DD	Assays Received
WINU0008	368945.00	7708167.00	253.00	555.8	60	260	DD	Assays Received
WINU0009	368933.00	7708471.00	248.00	685.3	60	80	DD	Assays Received
WINU0010	369279.00	7707575.00	247.00	513.3	60	260	DD	Assays Received
WINU0011	369392.00	7708183.00	253.00	807.4	70	260	DD	Assays Received
WINU0012	369192.00	7707566.00	267.00	473.8	70	260	DD	Assays Received
WINU0013	368934.00	7708477.00	254.00	686.6	70	80	DD	Assays Received
WINU0014	369258.00	7707869.00	263.00	492.9	60	260	DD	Assays Received
WINU0015	369314.00	7707284.00	268.00	534.8	60	260	DD	Assays Received
WINU0016	368951.00	7707856.00	250.00	56.2	60	80	DD	Abandoned
WINU0017	368954.00	7707861.00	254.00	531.8	60	80	DD	Partial Assays Received
WINU0018	369471.00	7707294.00	244.00	501.8	60	260	DD	Partial Assays Received
WINU0019	369275.00	7707574.00	268.00	204	60	260	RC	Assays Received
WINU0020	369419.00	7707579.00	255.00	1000	60	260	DD	Assays Pending
WINU0021	368988.00	7707559.00	247.00	61.6	60	260	DD	Abandoned
WINU0022	368988.00	7707556.00	248.00	90	60	260	DD	Abandoned
WINU0023	369276.00	7707573.00	254.00	38.4	60	260	DD	Abandoned
WINU0024	369280.00	7707578.00	268.00	269.9	60	260	DD	Assays Received
WINU0025	368988.00	7707554.00	247.00	90.6	60	260	DD	Abandoned
WINU0026	369330.00	7707131.00	248.00	429.6	60	260	DD	Assays Pending
WINU0027	369171.00	7707269.00	245.00	32.2	60	260	DD	Abandoned
WINU0028	369483.00	7707146.00	246.00	546.8	60	260	DD	Assays Pending
WINU0029	368801.00	7707863.00	248.00	358.6	60	260	DD	Assays Pending
WINU0030	368783.00	7708460.00	245.00	60.4	60	260	DD	Abandoned
WINU0031	369612.00	7707311.00	252.00	476.7	60	260	DD	Assays Pending
WINU0033	368789.00	7708465.00	252.00	0	60	260	DD	Abandoned
WINU0034	369547.00	7706865.00	258.00	395.1	60	260	DD	Assays Pending

Drill hole	Easting (mE)	Northing (mN)	Elevation (mRL)	Down hole depth (m)	Dip	Azimuth	Hole type	Hole Status
WINU0035	369673.00	7706408.00	257.00	282	60	260	DD	Assays Pending
WINU0036	369683.00	7706800.00	258.00	255.1	60	260	DD	Assays Pending

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